U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                 FORM 12B-25

                   NOTIFICATION OF LATE FILING
                    SEC FILE NUMBER  000-23955




[X] Form 10-K and Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
and Form 10-QSB   [ ] Form N-SAR

For Period Ended:      June 30, 1999
                  -----------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:_______________________

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
_____________________________________________________________________________

PART I - Registrant Information
_____________________________________________________________________________

Full Name of Registrant:       COMPUTERIZED THERMAL IMAGING, INC.
                             -----------------------------------
Former Name of Registrant          Not Applicable
                             ----------------------------------

Address of Principal Executive Office (Street and Number)

    467 Heritage Park Boulevard, Suite 210
    Layton, Utah 84041

_____________________________________________________________________________

PART II - Rules 12b-25 (b) and (c)
_____________________________________________________________________________

[ X ] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[ X ] The subject report on 10-K will be filed on or before the fifteenth calendar day following the prescribed due date;

[ X ] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

_____________________________________________________________________________

PART III - Narrative
_____________________________________________________________________________

     The Company's auditors are currently attempting to verify certain information of the Company, which cannot be obtained until the end of the week of October 1, 1999. It is anticipated such information may require certain adjustments to the financial statements. The Company changed its certified pubic accountant on August 17, 1999.


_____________________________________________________________________________

PART IV- Other Information
_____________________________________________________________________________

     (1) Name and telephone number of person to contact in regard to this notification

        David Packer (801) 776- 4700

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [ ] Yes   [X] No


COMPUTERIZED THERMAL IMAGING, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: September 28, 1999       By: /s/ David Packer
                               -----------------------
                                 David Packer, President
                                 Chief Financial Officer

                         <Letterhead of
                          JONES, JENSEN
                            & COMPANY
          Certified Public Accountants and Consultants>


September 26, 1999

Dave Packer
President
Computerized Thermal Imaging, Inc.

Dear Mr. Packer:

In order to finish the audit of the consolidated financial statements of Computerized Thermal Imaging, Inc. we need responses from two attorneys and a confirmation of outstanding stock.

Sincerely,

/s/ R. Gordon Jones

Jones, Jensen & Company




50 South Main Street
Suite 1150
Salt Lake City, Utah 84144
Telephone: (810)328-4408
Facsimile: (801)328-4461